Registration No. ________

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM S-8
                            REGISTRATION STATEMENT
                                    Under
                          The Securities Act of 1933

                         PREMIER INDUSTRIAL CORPORATION
            (Exact Name of Registrant as Specified in its Charter)


             OHIO                                  34-0661122
  (State or Other Jurisdiction         (I.R.S. Employer Identification No.)
of Incorporation or Organization)

        4500 Euclid Avenue, P.O. Box 94884, Cleveland, Ohio 44101-4884 (Address of Principal Executive Offices Including Zip Code)

                         PREMIER INDUSTRIAL CORPORATION
                1973 STOCK OPTION PLAN FOR MANAGEMENT EMPLOYEES,
                  as Amended and Restated as of June 6, 1995
                           (Full Title of the Plan)

                Howard P. Frank, Vice President and Secretary
                        Premier Industrial Corporation
        4500 Euclid Avenue, P.O. Box 94884, Cleveland, Ohio  44101-4884
                  (Name and Address of Agent For Service)
                                (216) 391-8300
         (Telephone Number, Including Area Code, of Agent For Service)

                        CALCULATION OF REGISTRATION FEE

Title of                      Proposed Maxi-  Proposed Maxi-  Amount of
Securities     Amount to      mum Offering    mum Aggregate   Registration
to be          to be          Price Per       Offering        Fee
Registered     Registered (1) Share (2)       Price (2)

Common Stock,  6,000,000       $25.00         $150,000,000.00 $51,724.14
Without Par
Value

(1) Pursuant to Rule 416 of the Securities Act of 1933 (the "Securities Act"), this Registration Statement also covers such additional Common Stock as may become issuable pursuant to the anti-dilution provisions of the Premier Industrial Corporation 1973 Stock Option Plan for Management Employees, as Amended and Restated as of June 6, 1995, and the Senior Management Stock Option Agreements thereunder.

(2) Estimated solely for calculating the amount of the registration fee, pursuant to paragraphs (c) and (h) of Rule 457 of the General Rules and Regulations under the Securities Act, on the basis of the average of the high and low sale prices of such securities on the New York Stock Exchange on September 20, 1995, within five business days prior to filing.


                    Exhibit Index Appears on Page 4

                                _
Part II


     Pursuant to General Instruction E to Form S-8, the contents of the Registration Statement No. 33-25251 on Form S-8 as filed by Premier Industrial Corporation (the "Registrant") with the Securities and Exchange Commission on October 28, 1988 are incorporated herein by reference.

Item 8. Exhibits

        The following Exhibits are being filed as part of this Registration
        Statement:

        4 Premier Industrial Corporation 1973 Stock Option Plan for Management Employees, as Amended and Restated as of June 6, 1995.

        5     Opinion of Counsel of Jones, Day, Reavis & Pogue.

       23(a) Consent of Independent Auditors, KPMG Peat Marwick LLP, to the incorporation by reference in this Registration Statement of their report on the consolidated financial statements included in the Registrant's Annual Report on Form 10-K for its fiscal year ended May 31, 1995.

       23(b)  Consent of Counsel (included in Exhibit 5).

                               SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on September 26, 1995.


                                   PREMIER INDUSTRIAL CORPORATION



                                   By:  /s/Philip S. Sims
                                           Philip S. Sims
                                           Vice Chairman of the Board


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     Signature                      Title                Date

/s/Morton L. Mandel     Chairman of the Board and      September 26, 1995
Morton L. Mandel        Director (Principal Executive
                        Officer)

/s/Jack N. Mandel       Finance Committee Chairman     September 26, 1995
Jack N. Mandel          and Director

/s/Joseph C. Mandel     Executive Committee Chairman   September 26, 1995
Joseph C. Mandel        and Director

/s/Philip S. Sims       Vice Chairman of the Board     September 26, 1995
Philip S. Sims          and Director (Principal
                        Financial and Accounting
                        Officer)

                        Director                       September __, 1995
Edward B. Brandon

/s/Hugh Calkins         Director                       September 20, 1995
Hugh Calkins

/s/John C. Colman       Director                       September 26, 1995
John C. Colman

/s/Scott S. Cowen       Director                       September 26, 1995
Scott S. Cowen

/s/William M. Hamilton  Director                       September 26, 1995
William M. Hamilton

/s/Bruce W. Johnson     Director                       September 26, 1995
Bruce W. Johnson

                                EXHIBIT INDEX



                                                              Pagination
                                                                 by
                                                               sequential
Exhibit                         Exhibit                        numbering
Number                        Description                       system

  4      Premier Industrial Corporation 1973 Stock Option          5
         Plan for Management Employees, as Amended and
         Restated as of June 6, 1995.

  5      Opinion of Counsel of Jones, Day, Reavis & Pogue.         10

  23(a)  Consent of Independent Auditors, KPMG Peat Marwick        11
         LLP, to the incorporation by reference in this Registration Statement of their report on the consolidated financial statements in the Registrant's
         Annual Report on Form 10-K for its fiscal year ended
         May 31, 1995.

  23(b)  Consent of Counsel (included in Exhibit 5).               10

                                                              Exhibit 4

                   PREMIER INDUSTRIAL CORPORATION

           1973 Stock Option Plan for Management Employees,
             As Amended and Restated as of June 6, 1995

1.   Purpose

     The purpose of the 1973 Stock Option Plan for Management Employees, as Amended and Restated as of June 6, 1995 ("this Plan"), is to provide, through the granting of options to purchase Common Stock of Premier, incentives to superior performance on the part of Eligible Employees.
The options granted under this Plan may be options which are intended to qualify under particular provisions of the Internal Revenue Code, as in effect from time to time, or options which are not intended so to qualify, as the Board of Directors may determine in connection with particular option grants.

2.   Number of Shares

     The total number of shares of Common Stock which may be issued and sold under options granted pursuant to this Plan shall not exceed 21,187,000 except to the extent of adjustments authorized by Section 9 below. Such shares may be treasury shares or shares of original issue or a combination of the foregoing, as the Board may determine. Shares of Common Stock related to the unexercised or undistributed portion of any terminated, expired, surrendered or forfeited option granted hereunder shall be available in connection with future option grants hereunder.

3.   Eligible Employees

     Any officer (including any officer who is a director of Premier, but excluding Jack N., Joseph C. and Morton L. Mandel) or other management employee of Premier or of any Premier subsidiary designated by the Board of Directors as a participating subsidiary shall be an "Eligible Employee" for purposes of this Plan. The Board of Directors shall have the power from time to time to select the particular Eligible Employees, or groups of Eligible Employees, to whom grants of options shall be made pursuant to this Plan.

4.   Option Price

     The option price applicable to each option granted pursuant to this Plan shall be fixed by the Board of Directors (or in a manner and within limits prescribed by the Board), but shall not be less than the fair market value of the shares covered by the option at the Date of Grant.

5.   Granting of Options

     The Board of Directors may, from time to time and upon such term and conditions as it may determine, authorize the granting to Eligible Employees of options to buy Common Stock and shall fix the number of shares to be covered by each such option. Successive options may be granted to an Eligible Employee whether or not earlier options granted to such person remain unexercised. At the time of grant of each option, the Board shall specify the date (not earlier than the date of which the Board acts) on which such option grant shall become effective (herein referred to as the "Date of Grant"), and shall specify either (a) that such option is granted subject to the payroll accumulation arrangements described in Section 6 below, or (b) that such option shall be evidenced by a stock option agreement in a form then or theretofore approved by the Board of Directors pursuant to Section 7 below.

6.   Payroll Accumulation Arrangements

    (a) This Section 6 will apply only to options that at the time of granting are specified by the Board of Directors as being subject to this
Section 6.

    (b) Promptly after each grant of an option to an Eligible Employee, Premier will notify such Eligible Employee of the grant and will specify a period of time (not exceeding 30 days) during which the Eligible Employee may deliver to Premier a written acceptance of such grant, in whole or in part, together with the payroll deduction authorization described below. If acceptable in part, such acceptance must cover a number of whole shares evenly divisible by five. If and to the extent that such acceptance and authorization are received by Premier within the specified period, the grant shall become effective as of the Date of Grant; any portion of the grant as to which such acceptance and authorization are not received within the specified period shall be non-effective and cancelled.

    (c) Each acceptance of an option grant shall be accompanied by a written authorization by the Eligible Employee for approximately equal monthly payroll deductions to be made over a 60-month period commencing with the first day of the month following the month in which the Date of Grant occurs in a total amount equal to the total option price of the shares for which the option grant has been accepted. The purpose of such payroll deductions will be to accumulate funds for the exercise of accepted option grants, and the funds so accumulated shall be the property of the Eligible Employee and shall not bear interest. If so directed by any Eligible Employee, such payroll deductions may be satisfied by a transfer to such Eligible Employee's account under this Plan of any other funds of such Eligible Employee then being held by Premier which such Eligible Employee would then be entitled to receive upon demand. Any Eligible Employees may instruct Premier at any time to discontinue payroll deductions authorized under this paragraph and to pay to the Eligible Employee the funds accumulated to date and not applied to the exercise of options, but upon such instruction any remaining unexercised portion of the stock option to which such payroll deductions related shall be cancelled.

    (d) Within 30 days after the end of the 12th, 24th, 36th, 48th and 60th months after the month in which the Date of Grant occurs as to any option, such option granted to the Eligible Employee on such Date of Grant shall become exercisable to the extent of one-fifth of the shares covered by the Eligible Employee's acceptance of such grant. The Eligible Employee shall be entitled to exercise, by appropriate notice to Premier, the applicable one-fifth portion so exercisable within such 30-day period after the end of the 12th, 24th, 36th, 48th or 60th month, respectively, following the month in which the Date of Grant of such option occurred.
The Eligible Employee also shall be entitled to exercise, at any time during the period from the last such 30-day exercise period (after the end of such 60th month) up to and including the date which is the last day of the month preceding the sixth anniversary of the Date of Grant of such option, any previously unexercised portion as to which such a carryover is permitted in accordance with the terms and conditions herein set forth. In each case, such exercise is to be made solely through the application of funds accumulated by the Eligible Employee pursuant to the payroll deductions authorized pursuant to the preceding paragraph. Such right may be exercised in respect to the entire one-fifth of the shares or any portion thereof consisting of whole shares. The exercise or non-exercise of any one-fifth part of an option will have no effect upon any subsequent part or parts of such option or upon the continuance of authorized payroll deductions. To the extent any one-fifth part of an option is not exercised within the applicable 30-day exercise period when such one-fifth portion first becomes exercisable, (i) the Eligible Employee may elect that any accumulated funds not applied to such exercise be paid to him in cash, or (ii) Premier may elect (provided that such election is made with respect to all options granted subject to this Section 6 on the same Date of Grant) that such accumulated funds be paid to such Eligible Employee in cash, in either of which cases such one-fifth, to the extent not exercised within such 30-day period, will expire and be cancelled and such accumulated funds shall be paid to the Eligible Employee within 5 days after the expiration of such 30-day period. In the absence of either such election, such accumulated funds shall continue to be held by Premier and the unexercised portion of such one-fifth shall again be exercisable through the application of such funds during any subsequent exercise period pertaining to the same option until such one-fifth has been exercised in full but, to the extent such one-fifth is not exercised within any subsequent exercise period, the preceding sentence shall again be applicable. These provisions shall not in any circumstances permit the exercise of any option after the date which is the last day of the month preceding the sixth anniversary of the Date of the Grant.

    (e) For the purpose of facilitating an Eligible Employee's decision whether or not to exercise his option, Premier shall deliver to him not later than 5 days after the end of each 12-month payroll accumulation period a notice advising him of his rights as described in the preceding paragraph and setting forth (i) the total funds accumulated during such 12-month period, (ii) the option price (per share and total) applicable to the one-fifth of optioned shares as to which the option is then exercisable, and (iii) the average of the closing sales prices of the Common Stock of Premier on the New York Stock Exchange over a period of 20 trading days ending not earlier than 10 days before the end of such 12-month period.

    (f) An Eligible employee shall become a shareholder of record with respect to shares purchased upon the exercise of a stock option as of the close of business on the date of exercise, and certificates for such shares shall be issued to him (registered in such name or names as he may request) as promptly as practicable thereafter.

    (g) All outstanding options held by an Eligible Employee, to the extent not theretofore exercised, shall terminate on the date when the Eligible Employee shall no longer be employed by Premier or any Premier subsidiary, whether by reason of retirement, death, resignation, dismissal or otherwise, except in the following specified circumstances only. In cases where the Eligible Employee's employment with Premier terminates by reason of: (i) his retirement at normal retirement age under any retirement plan of Premier or any Premier subsidiary, or his retirement at an earlier age with the consent of the Board of Directors, (ii) his Qualifying Disability (as hereinafter defined), or (iii) his death, the Eligible Employee or his duly authorized legal representative may exercise the entire unexercised balance of such Eligible Employee's option then outstanding during a period of one year from the date of such termination of employment, but in no event after the scheduled expiration of the option as provided in Section 6(d). In the circumstances in which an Eligible Employee is permitted to exercise the unexercised balance of his option in accordance with the preceding sentence, such Eligible Employee may use for such exercise funds accumulated by him pursuant to this
Section 6 or other funds. For purposes of this Plan, a "Qualifying Disability" shall mean (i) a condition constituting a Disability, as defined in Premier Master Pension Plan B or C, for which an Eligible Employee participating in such pension plan has been determined to be entitled to receive a Disability Retirement Pension thereunder, or
(ii) such other total and permanent disability as the Board of Directors hereafter may determine to include as a Qualifying Disability under this Plan, subject to receipt of satisfactory medical evidence and governmental disability determinations or to such other terms and conditions as the Board may deem appropriate.

    (h) To the extent necessary to comply with any provision of the Internal Revenue Code under which particular options are intended to qualify, the Board of Directors may shorten the period during which options may be exercised and adjust the accumulation periods accordingly. If the Board of Directors shall so determine, options may be granted subject to this Section 6 which (i) provide that the commencement of monthly payroll deductions will be deferred until completion of already scheduled monthly payroll deductions pertaining to options previously granted subject to this Section 6, or (ii) become exercisable over a period of 120 months instead of the 60 months contemplated by paragraphs
(c) and (d), and in such cases the Board shall prescribe appropriate adjustments in the exercise periods, the accumulation periods, and the portion of the options becoming exercisable in each exercise period. The Board of Directors in its discretion may also grant options pursuant to this Section 6 which permit the option price to be paid, in whole or in part, by the transfer to Premier by an Eligible Employee of shares of Common Stock already owned by such Eligible Employee valued for this purpose at their fair market value at the time of exercise of such options. The notice by Premier pursuant to paragraph (b) shall describe changes made pursuant to this paragraph (h).

7.  Stock Option Agreement

    The Board of Directors is authorized from time to time to approve forms of stock option agreements to evidence options granted hereunder that are not subject to Section 6, such stock option agreements to contain such terms and conditions not inconsistent with the other Sections of this Plan (not including Section 6) as the Board in its discretion may determine.

8.  Transferability

    Rights of any Eligible Employee arising under this Plan may be transferred by the Eligible Employee only by will or the laws of descent and distribution and shall be exercisable during his lifetime only by him.

9.  Adjustments

    The Board of Directors shall make or provide for such adjustments in the option price and in the number or kind of shares of Premier's Common Stock or other securities covered by outstanding options as the Board in its sole discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of optionees that otherwise would result from (a) any stock dividend, stock split, reverse stock split, combination of shares, recapitalization, stock rights offering or other change in the capital structure of Premier, or (b) any merger, consolidation, separation, reorganization or partial or complete liquidation, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. The Board of Directors shall also make or provide for such adjustments in the number or kind of shares of Premier's Common Stock or other securities which may be sold under this Plan as the Board in its sole discretion, exercised in good faith, may determine is appropriate to reflect any event of the type described in the preceding sentence. No adjustment provided for in this
Section 9 shall require Premier to sell any fractional share, and the Board of Directors may provide in its discretion, exercised in good faith, either for the elimination of fractional shares (by rounding up or down to the next whole number) or settlement thereof in cash.

10. Administration of the Plan

    (a) This Plan shall be administered by the Board of Directors of Premier. All decisions by the Board concerning interpretation and application of this Plan and by way of settlement of any and all disputes that may arise under this Plan shall be final and binding upon Premier, its shareholders and Eligible Employees.

    (b) The Board of Directors may from time to time delegate all or any part of its authority under this Plan to a committee, appointed by it, of not less than three members of the Board of Directors (the "Stock Option Committee"). A majority of the Stock Option Committee shall constitute a quorum, and the action of a majority of the members at a meeting at which a quorum is present, or acts approved unanimously in writing without a meeting, shall be the acts of such committee. No option shall be granted by the Stock Option Committee to any member of such committee except to the extent specifically authorized by the Board of Directors.

11. Withholding of Taxes

    If Premier shall be required to withhold federal, state or local income, social security or other taxes in respect of the granting or exercise of any option granted hereunder, Premier shall make appropriate and lawful arrangements for such withholdings or for payments by or on behalf of Eligible Employees in lieu of such withholdings, and may retain the share certificates to which Eligible Employees would otherwise be entitled upon exercise of their options until required withholdings or payments in lieu thereof have been made.

12. Definitions
    As used in this Plan, the terms "parent" and "subsidiary" shall have the meanings ascribed to such terms in Section 425 of the Internal Revenue Code.

13. Amendments and Termination

    This Plan may be amended from time to time or terminated at any time by the Board of Directors but (a) no such amendment or termination shall, without the consent of an Eligible Employee, adversely affect his rights or obligations in respect of any outstanding option held by such Eligible Employee without his consent, and (b) without further approval of the shareholdersof Premier, no such amendment shall increase the aggregate number of shares of Common Stock that may be issued and sold under this Plan (except that adjustments authorized by the last sentence of Section 9 shall not be limited by this provision), change Section 3 of this Plan or effect any other change that would cause grants under this Plan to cease to be qualified under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

14.    Effective Date

    This Plan and the amendments reflected herein shall become effective as of June 6, 1995 (the "Effective Date"), if and when approved by Premier shareholders at the 1995 Annual Meeting of Shareholders or any adjournment thereof. Options granted before the Effective Date that remain outstanding thereafter shall continue to be governed by the terms of the 1973 Stock Option Plan for Management Employees as in effect at the time of grant of such options, without giving effect to the amendments effected in this Plan as of the Effective Date.

15.    Miscellaneous

    (a) It is the intention that this Plan at all times fully satisfy the provisions and conditions of Rule 16b-3 under the Exchange Act applicable to a plan of this type ("Rule 16b-3"). Accordingly, anything herein to the contrary notwithstanding, to the extent that Rule 16b-3 at any time would require that decisions concerning the selection of Eligible Employees for option grants hereunder who are or become subject to reporting requirements of Section 16 of the Exchange Act, the timing, amounts, and other terms of such grants and the form of settlement thereof be made only by the Stock Option Committee, all such decisions by the Stock Option Committee shall be final and conclusive and not subject to reversal or modification by the Board of Directors.

    (b) This Plan is intended to comply with and be subject to Rule 16b-3 as in effect prior to May 1, 1991. The Stock Option Committee may at any time elect that this Plan shall be subject to Rule 16b-3 as in effect on or after May 1, 1991.

                                                           Exhibit 5


                      September 26, 1995


Premier Industrial Corporation
4500 Euclid Avenue
P.O. Box 94884
Cleveland, Ohio  44101-4884

      Re:   Premier Industrial Corporation
      1973 Stock Option Plan for Management Employees, as Amended and Restated as of June 6, 1995

Ladies and Gentlemen:

    We have acted as counsel for Premier Industrial Corporation, an Ohio corporation (the "Registrant"), in connection with the Premier Industrial Corporation 1973 Stock Option Plan for Management Employees, as Amended and Restated as of June 6, 1995 (the "Plan"). We have examined such documents, records and matters of law as we have deemed necessary for purposes of this opinion, and based thereupon, we are of the opinion that the shares of Common Stock, without par value, that may be issued or transferred and sold pursuant to the Plan (and authorized forms of Senior Management Stock Option Agreements thereunder) will be, when issued or transferred and sold in accordance with the Plan and such Agreements, duly authorized, validly issued, fully paid and nonassessable.

    We hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement on Form S-8 filed by the Registrant to effect registration of the shares of Common Stock to be issued or transferred and sold pursuant to the Plan under the Securities Act of 1933.

                                          Very truly yours,


                                          /s/Jones, Day, Reavis & Pogue
                                          Jones, Day, Reavis & Pogue

                                                         Exhibit 23(a)


                        INDEPENDENT AUDITORS' CONSENT





The Board of Directors
Premier Industrial Corporation:


We consent to incorporation by reference in this Form S-8 Registration Statement pertaining to the Premier Industrial Corporation 1973 Stock Option Plan for Management Employees as Amended and Restated as of June 6, 1995, of our report dated July 20, 1995, relating to the consolidated balance sheets of Premier Industrial Corporation and subsidiaries as of May 31, 1995 and 1994, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended May 31, 1995, which report appears in the May 31, 1995 annual report on Form 10-K of Premier Industrial Corporation.






/s/KPMG PEAT MARWICK LLP
KPMG PEAT MARWICK LLP


Cleveland, Ohio
September 25, 1995